UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Sirius Satellite Radio Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

82966U 10 3

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue
Los Angeles, CA 90071
(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82966U 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 90,744,985 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 90,744,985 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,744,985 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,962,872 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,962,872 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,962,872 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 95,707,857 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 95,707,857 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,707,857 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 9 to Schedule 13D supplements and amends the Statement on Schedule 13D originally filed on November 24, 1998, Amendment No. 1 filed on January 4, 1999, Amendment No. 2 filed on October 28, 1999, Amendment No. 3 filed on April 10, 2001, Amendment No. 4 filed on April 13, 2001, Amendment No. 5 filed on October 25, 2002, Amendment No. 6 filed on March 12, 2003, Amendment No. 7 filed on January 11, 2005 and Amendment No. 8 filed on September 23, 2005, by Apollo Investment Fund IV, L.P. (“AIF IV”), Apollo Overseas Partners IV, L.P. (“Overseas IV”) and Apollo Advisors IV, L.P. (“Advisors IV”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Sirius Satellite Radio Inc., a Delaware corporation (the “Company” or the “Issuer”), or securities convertible thereto.  Capitalized terms used without definitions in this Amendment No. 9 shall have the respective meanings ascribed to them in the Schedule 13D, as amended.

Responses to each item of this Schedule 13D, as applicable, are incorporated by reference into the response to each other item.

Item 1.	Security and Issuer
Item 2.	Identity and Background
Item 3.	Source and Amount of Funds or Other Consideration
Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

As previously reported, the Reporting Persons will continue to hold shares of Common Stock for investment purposes following the transactions reported in this Amendment No. 9 to Schedule 13D.  Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer’s Board, and to acquire or to sell additional shares of Common Stock from time to time in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein, including the potential sale of up to an aggregate of 25,000,000 shares (including the sales of the shares reported herein), as indicated in the Form 144 notices of proposed sales filed with the Securities Exchange Commission by AIF IV and Overseas IV, respectively, on November 18, 2005.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

AIF IV and Overseas IV have sold the following aggregate number of shares of Common Stock in ordinary course secondary market brokers’ transactions as defined in Rule 144 of the Securities Act of 1933, as amended:  on November 17, 2005 AIF IV and Overseas IV sold an aggregate of 5,100,000 shares at an average price per share of $7.366; on November 18, 2005 AIF IV and Overseas IV sold an aggregate of 2,400,000 shares at an average price per share of $7.333; on November 21, 2005 AIF IV and Overseas IV sold an aggregate of 2,650,000 shares at an average price per share of $7.163; on November 22, 2005 AIF IV and Overseas IV sold an aggregate of 4,400,000 shares at an average price per share of $7.096; and on November 23, 2005 AIF IV and Overseas IV sold an aggregate of 6,850,000 shares at an average price per share of $7.131.

After the closing of these sales, which enabled the Reporting Persons to recover a portion of their initial investment costs, the Reporting Persons continue to beneficially own for investment purposes (see Item 4 above) an aggregate of 95,707,857 shares of Common Stock.

(a)           See the information contained on the cover pages to this Amendment No. 9 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 1,331,477,962 outstanding shares of Common Stock of the Company, as reported by the Company in its Quarterly Report on Form 10-Q filed on November 4, 2005.

(b)           See the information contained on the cover pages to this Amendment No. 9 to Schedule 13D which is incorporated herein by reference.

(c)           There have been no reportable transactions with respect to the Common Stock of the Company within the last 60 days by the Reporting Persons, except as described in this Amendment No. 9 to Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7.	Material to Be Filed as Exhibits

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: November 23, 2005	APOLLO INVESTMENT FUND IV, L.P.

	By:	APOLLO ADVISORS IV, L.P.
Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date: November 23, 2005	APOLLO OVERSEAS PARTNERS IV, L.P.

	By:	APOLLO ADVISORS IV, L.P.
Its Managing General Partner

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date: November 23, 2005	APOLLO ADVISORS IV, L.P.

	By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

		By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President